UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES

EXCHANGE ACT OF 1934

CompuCredit Holdings Corporation

(Name of Subject Company (Issuer))

CompuCredit Holdings Corporation

(Name of Filing Person (Issuer))

Common Stock, No Par Value Per Share

(Title of Class of Securities)

20478T 107

(CUSIP Number of Class of Securities)

J. Paul Whitehead, III

Chief Financial Officer

CompuCredit Holdings Corporation

Five Concourse Parkway

Suite 400

Atlanta, Georgia 30328

(770) 828-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

W. Brinkley Dickerson, Jr.

Troutman Sanders LLP

600 Peachtree Street, N.E., Suite 5200

Atlanta, Georgia 30308

(404) 885-3000

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$105,000,000	$12,190.50

(*)	Calculated solely for purpose of determining the amount of the filing fee and based on the purchase of up to $105.0 million purchase price for shares of Common Stock, no par value per share.

(**)	The amount of the filing fee, $116.10 for each $1,000,000 of value of the Common Stock was calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: 12,190.50	Filing party: CompuCredit Holdings Corporation
Form or Registration No.: Schedule TO	Date filed: March 14, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross- Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by CompuCredit Holdings Corporation, a Georgia corporation (“CompuCredit” or the “Company”), with the Securities and Exchange Commission on March 14, 2011 (as amended or supplemented, the “Schedule TO”), relating to an offer by the Company to purchase for cash up to 13,125,000 shares of its outstanding common stock, no par value per share (the “Common Stock” or “Shares”), at a purchase price of $8.00 per share. The Offer is made upon the terms and subject to the conditions contained in the Offer to Purchase, dated March 14, 2011 (as amended or supplemented, the “Offer to Purchase”), a copy of which has been previously filed, and the related Letter of Transmittal (as amended or supplemented, the “Letter of Transmittal”), the form of which has been previously filed. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase incorporated by reference herein.

This Schedule TO is being filed in satisfaction of the requirements of Rule 13e-4(c)(2) and Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein in response to all items in this Schedule TO, as more particularly set forth below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO to reflect amendments to the Offer to Purchase related to (i) the consummation of the MEM Sale Transaction and related satisfaction of the MEM Sale Transaction closing condition to the tender offer and (ii) the denial of a filed motion for preliminary injunction to suspend the tender offer.

The Offer to Purchase is amended and supplemented by deleting the last sentence of the second paragraph under the section entitled “Distribution Policy” on page 8 of the Offer to Purchase and adding the following quoted language thereto:

“On March 15, 2011, the court denied the defendants’ motions to dismiss. On April 1, 2011, the court granted a motion to certify a portion of the March 15, 2011 order for immediate interlocutory review. On March 23, 2011, plaintiffs filed a Motion for Preliminary Injunction seeking to enjoin the Offer as an alleged fraudulent transfer. On April 1, 2011, the court denied plaintiffs’ motion for a preliminary injunction.”

The Offer to Purchase is amended and supplemented by adding the following quoted paragraph to the end of the sections entitled “Recent Developments – MEM Sale Transaction” on page 8 and “The Offer — Conditions to the Offer” on page 12 of the Offer to Purchase:

“On April 1, 2011, CompuCredit completed the planned MEM Sale Transaction for $195.0 million. Net pre-tax proceeds to CompuCredit are approximately $170.7 million after the purchase of minority shares and other transaction-related expenditures, and inclusive of excess working capital under the terms of the sales contract that was returned to CompuCredit prior to completion of the transaction. The consummation of the MEM Sale Transaction satisfied the MEM Sale Transaction closing contingency to the Offer.”

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language thereto:

The information set forth under the caption “Distribution Policy” in the Offer to Purchase is incorporated herein by reference to this Item 11.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended in its entirety to read as follows:

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 14, 2011.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	IRS Form W-9.*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(i)	Press Release, dated March 14, 2011.*
(a)(5)(ii)

Order Denying Plaintiffs’ Emergency Order for Preliminary Injunction in the matter captioned Akanthos Capital Management, LLC, et al. v. CompuCredit Holdings Corporation, et al. entered in the United States District Court for the Northern District of Georgia, dated April 1, 2011.

(b)	None.
(d)	None.
(g)	None.
(h)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPUCREDIT HOLDINGS CORPORATION

By:	/s/ J. Paul Whitehead, III
Name: J. Paul Whitehead, III
Title: Chief Financial Officer

Dated: April 6, 2011

EXHIBIT INDEX

Exhibit No.	Description
(a)(5)(ii)

Order Denying Plaintiffs’ Emergency Order for Preliminary Injunction in the matter captioned Akanthos Capital Management, LLC, et al. v. CompuCredit Holdings Corporation, et al. entered in the United States District Court for the Northern District of Georgia, dated April 1, 2011.